Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)

Ratio of Earnings to Fixed Charges:
	Fiscal Year Ended					Three Month Ended
	Dec 26, 2009	Dec 27, 2008	Dec 29, 2007	Dec 31, 2006	Dec 31, 2005	March 27, 2010	March 28, 2009
Interest expense	438	391	382	126	105	49	97
Capitalized interest	1	9	23	10	35	—	—
Estimated interest portion of rent expense	20	28	29	15	16	7	5
Class B preferred accretion	72	—	—	—	—	—	8

Fixed charges	$531	$428	$434	$151	$156	$56	$110

Income (loss) from continuing operations before equity in net income (loss) of investees, income taxes and noncontrolling interest	408	(2,344)	(2,737)	(40)	30	440	(298)
Fixed charges	531	428	434	151	156	56	110
Less: class B preferred accretion	(72)	—	—	—	—	—	(8)
Less: capitalized interest	(1)	(9)	(23)	(10)	(35)	—	—

Earnings (loss)	$866	$(1,925)	$(2,326)	$101	$151	$496	$(196)

Ratio of earnings to fixed charges	1.63x	*	*	*	*	8.86x	*

*	For the years ended December 27, 2008, December 29, 2007, December 31, 2006, December 31, 2005 and the three months ended March 28, 2009, earnings were insufficient to cover fixed charges by approximately $2.4 billion, $2.8 billion, $50 million, $5 million and $306 million, respectively.